Filed Pursuant to Rule 424(b)(5)
Registration No. 333-142784
The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration Statement No.     -
SUBJECT TO COMPLETION, DATED MAY 9, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 9, 2007

22,549,609 Shares

The Goodyear Tire & Rubber Company

Common Stock

We are offering to sell 22,549,609 shares of our common stock through this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “GT.” The last reported sale price of our common stock on May 8, 2007 was $33.26 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-12 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 3,382,441 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days following the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about          , 2007.

Joint Book-Running Managers

Deutsche Bank Securities	Citi	Goldman, Sachs & Co.

Co-Managers

Calyon Securities (USA) Inc.
JPMorgan
KBC Financial Products
Morgan Stanley
Natexis Bleichroeder Inc.

The date of this prospectus supplement is          , 2007.

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any other offering material filed or provided by us. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any other offering material is accurate as of any date other than the date on the front of such document. Any information incorporated by reference in this prospectus supplement, any accompanying prospectus or any other offering material is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering and about the offering itself. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained or incorporated by reference in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” before investing in our common stock.

NON-GAAP FINANCIAL MEASURES

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus supplement, we disclose Covenant EBITDA, which is a non-GAAP financial measure used in certain of the covenants in our principal credit facilities, as amended and restated in April 2007.

Covenant EBITDA is presented not as a measure of operating results but rather as a measure of our ability, under our amended and restated credit facilities, to incur debt and make certain restricted payments that are not otherwise expressly permitted by those agreements. It should not be construed as an alternative to either (i) income from operations or (ii) cash flows from operating activities. As a limitation on our ability to incur debt in accordance with our amended and restated credit facilities could affect our liquidity, we believe that the presentation of Covenant EBITDA provides investors with important information. It should be noted that companies calculate EBITDA differently; as a result, Covenant EBITDA as presented by us may not be comparable to EBITDA or similarly-titled measures reported by other companies.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus supplement and the accompanying prospectus include or incorporate by reference industry data and forecasts that we obtained from industry publications and surveys and internal company surveys. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” documents that we file with the SEC into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus supplement is considered part of this prospectus supplement. Any statement in this prospectus supplement or incorporated by reference into this prospectus supplement shall be automatically modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus supplement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We incorporate by reference the following documents which have been filed with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	Current Reports on Form 8-K filed with the SEC on January 5, 2007, February 28, 2007, March 5, 2007, March 14, 2007, March 23, 2007, April 10, 2007, April 13, 2007, April 23, 2007, April 27, 2007, May 3, 2007 and May 9, 2007; and

•	Definitive Proxy Statement on Schedule 14A filed on March 9, 2007.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, from the date of this prospectus supplement until the termination of the offering of all securities under this prospectus supplement, shall be deemed to be incorporated in this prospectus supplement by reference. The information contained on our website (http://www.goodyear.com) is not incorporated into this prospectus supplement.

You may request a copy of any documents incorporated by reference herein at no cost by writing or telephoning us at:

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
Attention: Investor Relations
Telephone number: 330-796-3751

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Exchange Act and, accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available at the SEC’s website (http://www.sec.gov) or through our web site (http://www.goodyear.com). We have not incorporated by reference into this prospectus supplement the information included on or linked from our website, and you should not consider it part of this prospectus supplement. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates from the Public Reference Room of the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information set forth herein and incorporated by reference herein may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words “estimate,” “expect,” “intend” and “project,” as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus supplement or, in the case of information incorporated by reference herein, as of the date of the document in which such information appears. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

•	if we do not achieve projected savings from various cost-reduction initiatives or successfully implement other strategic initiatives our operating results and financial condition may be materially adversely affected;

•	a significant aspect of our master labor agreement with the United Steelworkers is subject to court and regulatory approvals, which, if not received, could result in the termination and renegotiation of the agreement;

•	we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;

•	our pension plans are significantly underfunded and further increases in the underfunded status of the plans could significantly increase the amount of our required contributions and pension expenses;

•	higher raw material and energy costs may materially adversely affect our operating results and financial condition;

•	continued pricing pressures from vehicle manufacturers may materially adversely affect our business;

•	pending litigation relating to our 2003 restatement could have a material adverse effect on our financial condition;

•	our long-term ability to meet current obligations and to repay maturing indebtedness, is dependent on our ability to access capital markets in the future and to improve our operating results;

•	we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;

•	any failure to be in compliance with any material provision or covenant of our secured credit facilities and the indenture governing our senior secured notes could have a material adverse effect on our liquidity and our results of operations;

•	our capital expenditures may not be adequate to maintain our competitive position;

•	our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

•	we may incur significant costs in connection with product liability and other tort claims;

•	our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

•	we may be required to deposit cash collateral to support an appeal bond if we are subject to a significant adverse judgment, which may have a material adverse effect on our liquidity;

•	we are subject to extensive government regulations that may materially adversely affect our operating results;

•	our international operations have certain risks that may materially adversely affect our operating results;

•	we have foreign currency translation and transaction risks that may materially adversely affect our operating results;

•	the terms and conditions of our global alliance with Sumitomo Rubber Industries, Ltd., or SRI, provide for certain exit rights available to SRI in 2009 or thereafter, upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI’s interest in certain of our joint venture alliances (which include much of our operations in Europe);

•	if we are unable to attract and retain key personnel, our business could be materially adversely affected;

•	work stoppages, financial difficulties or supply disruptions at our suppliers or our major OE customers could harm our business; and

•	we may be impacted by economic and supply disruptions associated with global events including war, acts of terror, civil obstructions and natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

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SUMMARY

The following summary contains basic information about this offering. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully consider the information contained in and incorporated by reference in this prospectus supplement, including the information set forth under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Information — Safe Harbor Statement.”

In the first quarter of 2007, we entered into an agreement to sell substantially all of the business activities and operations of our Engineered Products business to EPD Inc., a company controlled by Carlyle Partners IV, L.P., an affiliate of The Carlyle Group. The summary financial data and other financial information contained in this prospectus supplement present the results of our Engineered Products business, which was previously a reportable operating segment, as discontinued operations for all periods presented. Unless otherwise expressly indicated, the operating and other information presented below under “Overview of Goodyear” excludes our Engineered Products business.

The terms “Goodyear,” “Company” and “we,” “us” or “our” wherever used herein refer to the Company together with all of its consolidated domestic and foreign subsidiary companies, unless the context indicates to the contrary.

Overview of Goodyear

We are one of the world’s leading manufacturers of tires with one of the most recognized brand names in the world. We are a leader in the majority of the tire markets in which we operate, including North America, Latin America, Europe, Eastern Europe, the Middle East, Africa and Asia (excluding Japan). This global presence is reinforced by our 65 manufacturing facilities in 27 countries, including 61 facilities dedicated to the tire manufacturing process and 4 plants that manufacture chemical products. Our tires are manufactured and sold under a variety of brand names including Goodyear, Dunlop, Kelly, Fulda, Sava and Debica. For the twelve months ended March 31, 2007, we generated net sales of approximately $18.8 billion.

Our principal business is the development, manufacture, distribution and sale of tires for a variety of uses to customers around the world. Applications for our products range from passenger vehicles and NASCAR racing to commercial trucks and a variety of off-the-road applications. We are a major supplier of tires to most original equipment, or OE, manufacturers of automobiles, truck, farm and construction equipment and aircraft, which we believe provides us with a competitive advantage in the replacement market and fosters technological innovation. Our tires are distributed to consumers through numerous channels, including independent wholesale and retail dealers, mass merchandisers, warehouse clubs and company-owned retail outlets. In the United States, we have more than 12,000 points of distribution. In addition to our tire business, we operate more than 1,800 tire and auto service center outlets where we offer our products for retail sale and provide automotive repair and other services.

As a part of our continued effort to divest our non-core businesses, in the first quarter of 2007, we entered into an agreement to sell substantially all of the business activities and operations of our Engineered Products business for approximately $1.5 billion, subject to certain closing adjustments and conditions. As a result, we now present the results of that business, which was previously a reportable operating segment, as discontinued operations.

We conduct our continuing operations through five strategic business units/segments: North American Tire; European Union Tire; Eastern Europe, Middle East and Africa (EEMEA) Tire; Latin American Tire; and

Asia Pacific Tire. The following chart illustrates net sales for the twelve months ended March 31, 2007 for those business units:

Net Sales by Business Unit
Total Sales: $18.8 Billion

Competitive Strengths

Market Leader with Global Footprint.  Our global footprint includes significant production capacity in countries across Latin America, Eastern Europe and Asia, which generally have a lower manufacturing cost per tire than facilities located in Western Europe and North America. We have made significant capital investments in these low-cost production facilities in order to supply the local tire markets and to export products to Western Europe and North America. This global manufacturing strategy allows us to compete aggressively in our primary markets and expand our presence in the emerging markets.

Strong Brand Names.  Our well-established brand names and trademarks have built consumer confidence in our products. The Goodyear name and the Goodyear & Winged Foot trademark are among the most widely recognized in the world. Our strong portfolio of brand names enables us to market our products across the spectrum of consumer buying preferences, from the high performance to value segments. We have developed strong product brand awareness with the Goodyear Eagle, Goodyear Wrangler, Goodyear Fortera and Goodyear Assurance brand names. The Eagle products target the high performance and luxury segments of the market, while the Wrangler and Fortera products target the sport utility and light truck segment. The Assurance brand includes tires with ComforTred Technology for luxury vehicles and tires with TripleTred Technology for all-weather performance. In addition to the Goodyear brand, the Dunlop brand has a long history of consumer recognition and preference as a quality product. Dunlop is a leading brand in the sport/performance market in Europe. We also target tire brands to specific countries and regions. Our Fulda brand in Germany and our Debica and Sava brands in Poland and Slovenia, respectively, enjoy well-established reputations in the markets they serve.

Extensive Distribution Network in the United States.  We distribute our tires through a large and diverse network of channels in the United States, the world’s largest passenger vehicle market. With more than 12,000 locations that offer our products, we believe we have more points of distribution in the United States than any other tire company.

Our U.S. distribution network includes independent tire dealers, mass merchandisers, wholesale distributors and our own retail stores. Our retail store strategy includes the “Gemini” full service automotive centers as well as our “Just Tires” stores, which focus on providing tire replacement services. We also have relationships with independent dealers, which provide more than 7,000 outlets for our products in the United States. This extensive distribution network provides a competitive advantage as consumers have more places to find and buy a Goodyear product, which has helped us maintain the number one position in the tire market in the United States.

We are also actively expanding our commercial truck distribution network. In June 2006, we entered into an exclusive agreement with Pilot Travel Centers, the nation’s largest retail operator of travel centers catering to professional drivers, to develop and operate commercial truck service centers at certain of Pilot’s locations. Through these centers, we offer new and retread tires to commercial truck drivers at convenient locations, along with limited mechanical service, preventive maintenance and roadside assistance.

Product Development Expertise.  We develop new and improved products using our extensive technological resources in the United States and Europe. We combine traditional road and laboratory testing with computer model predictive tire testing to evaluate tire characteristics, which allows us to bring new tires to market rapidly. We believe that our ability to design, test and develop new products provides us with a competitive advantage over smaller tire companies that do not have the size or resources to support new product development. We also believe it provides us with an advantage over large competitors who do not have the predictive modeling capabilities we do.

In 2004, we had several successful product launches, including the Assurance featuring TripleTred Technology, an all-weather tire, and the Assurance featuring ComforTred Technology, a low-noise, high-comfort premium tire. In 2005, we launched the Wrangler and the Fortera featuring SilentArmor Technology. These products feature DuPont Kevlar for strength and durability and have side walls reinforced with Durawall compound, which helps tires resist scuffing and abrasion. In March 2006, we launched the new Goodyear Eagle with ResponsEdge Technology, which has an outboard side wall that is reinforced with a high-tech carbon fiber insert to provide stiffness for response handling and steering precision. Other notable innovations include the Extended Mobility Tire, or EMT, a run-flat tire, as well as a new fuel-efficient commercial tire technology, Fuel Max Technology, which helps improve fuel economy.

At our North American dealer conference in early February 2007, we continued our transformation to a market-driven, consumer-focused company with the introduction of the Goodyear Eagle F1 All-Season high performance tire with carbon fiber and the Goodyear Wrangler SR-A with WetTrac Technology for the SUV and light truck market. In Europe, we launched the new Goodyear UltraGrip Extreme, which is targeted at the winter performance segment of the market, and the new Goodyear Eagle F1 Asymmetric tire, which is targeted at the high performance segment. We expect to introduce additional new tires in key market segments in 2007.

High Quality Products with a Focus on Safety.  We have been making tires for more than 100 years and believe that our products are among the highest quality in the world. We have been a pioneer in the development of the EMT, which has raised the bar on consumer safety. The EMT is a run-flat tire that can be driven 50 to 100 miles at 50 mph with no air pressure in the tire.

Key Supplier to the OE Market.  About 29% of our annual unit sales are derived from shipments to OE manufacturers of autos, trucks and other transportation vehicles. We have long-term relationships with our OE customers, which include General Motors, DaimlerChrysler, Ford, Toyota, Honda, BMW, Volkswagen, Volvo Trucks, Freightliner, Caterpillar and Boeing. We believe that maintaining a significant supply relationship with OE manufacturers results in increased after-market sales. We have a leading position in the OE market, and we believe that our ability to design and manufacture tires to the specifications needed to serve that market provides us with a competitive advantage over tire companies that only serve replacement markets.

Strong Leadership Potential in Emerging Markets.  We believe that we are well-positioned to take advantage of the significant growth opportunities in emerging markets such as China, Russia, Central and Eastern Europe and sub-Saharan Africa. For example, we are expanding our radial auto tire plants in China and expect to increase annual production there significantly. In Central and Eastern Europe, we have large manufacturing operations in Poland and Slovenia and are expanding our operations in Poland. Both operations have leading shares of their home markets and serve, along with our Latin America production centers, as export sources to Western Europe and North America. Additionally, we have sales offices in most Central and Eastern European countries, China, Russia and throughout the growing sub-Saharan region of Africa.

Business Strategy

Our principal business strategies are aimed at improving our operational and financial performance, enhancing financial flexibility through debt reduction and repositioning ourselves for future growth. Outlined below are the key business strategies to achieve these objectives:

Leadership.  We have made both broad and deep changes to our leadership teams and our organizational structure. In particular, we believe we have identified strong leaders to guide our North American Tire business. Over the course of the last few years, we have made new appointments to a substantial number of our key leadership positions.

Focus on Cash.  We intend to continue our focus on increasing cash flow through better margins, selective investments and divestitures and working capital management, as well as on maintaining adequate liquidity for our operations. As part of this strategy, in recent years we have sold certain non-core businesses and other assets. For instance, in the first quarter of 2007 we agreed to sell our Engineered Products business for approximately $1.5 billion in cash, subject to certain post-closing adjustments. In 2006, we sold our tire fabric operations for approximately $77 million and made other divestitures that yielded proceeds of approximately $50 million. These dispositions build on prior sales of other non-core business and assets, such as the 2005 sales of our North American farm tire business for approximately $100 million, our Indonesian rubber plantation for approximately $70 million and our Wingtack adhesive resins business for approximately $55 million.

We also continue to engage in financing activities that enhance our liquidity position. In November 2006, we issued $1 billion in aggregate principal amount of unsecured notes. A portion of the proceeds were used to repay at maturity $216 million of notes due December 1, 2006 and $300 million of notes due March 15, 2007. In April 2007, we amended and restated three of our principal credit facilities in order to reduce interest expense, extend maturities and provide for more flexible covenant packages. While these and other activities have improved our liquidity position, we continue to review potential divestitures of other non-core businesses and assets and other financing options.

Lower Cost Structure.  We continue to focus on reducing operational costs through our four-point cost savings plan. We expect to achieve between $1.8 billion and $2.0 billion in aggregate gross cost savings through 2009 compared to 2005 costs. Our expected cost reductions over this period consist of:

•	Continuous Improvement Initiatives & United Steelworkers Savings. We have targeted cost savings through 2009 of at least $1.25 billion to $1.4 billion from continuous improvement initiatives related to our operational efficiency. As part of this effort, we have redesigned our tire production formulations to permit us to shift up to 15% of the natural rubber content of a tire to synthetic rubber to help reduce costs. We have also adopted the use of Six Sigma management tools and lean manufacturing principles, which help reduce variation in the quality of our products and improve operational efficiencies across our business units and administrative functions. This area of cost reductions also includes approximately $300 million in ongoing savings that we expect to achieve from our master labor agreement with the United Steelworkers, or USW (other than the closure of our Tyler, Texas manufacturing facility). In addition, we have improved safety initiatives to reduce workplace injuries.

•	Reducing Our Footprint. We have targeted cost savings through 2009 of more than $150 million through the reduction of our high-cost manufacturing footprint, including reducing high-cost capacity by more than 25 million units. In 2006, we closed our Washington, UK and Upper Hutt, New Zealand facilities. In 2007, we closed our Morocco facility and discontinued tire production at our Valleyfield, Quebec facility. As part of our master labor agreement with the USW, we also plan to close our Tyler, Texas manufacturing facility after December 31, 2007.

•	Leveraging Our Asian Procurement Office. By leveraging our Asian procurement office to source raw materials, low-cost tires and capital equipment at lower costs, we plan to achieve cost savings through 2009 of between $200 and $300 million.

•	Selling, Administrative & General. We plan to achieve cost savings through 2009 of $200 million to $250 million by reducing our selling, administrative and general expenses. We have made significant employee benefit changes and are also pursuing outsourcing opportunities, such as for payroll and benefits administration and warehouse management, in order to reduce costs. We are also concentrating our marketing spending and consolidating our back-office in order to further improve efficiencies.

Product Leadership.  The success of our replacement tire products is derived from our approach to product development. Since the majority of our sales are replacement tires, we approach product development as a consumer products company. We clearly define our target segments of the market, research market trends, and develop a thorough understanding of consumer needs through focus groups and other techniques. With that information, we are able to develop products to address consumer needs.

Our new product development initiatives focus on enhancing our reputation for product quality and innovation, as demonstrated by the successful launches of the Assurance brand tire in 2004, the Wrangler and Fortera brand tires featuring SilentArmor Technology in 2005 and the Eagle with ResponsEdge Technology in 2006. In 2006, our Eagle with ResponsEdge technology won the “editor’s choice award” for outstanding design and innovation from Popular Mechanics, as well as the “Best of What’s New Award” from Popular Science. A leading U.S. consumer magazine also named our Dunlop SP Sport 5000 the top-rated performance all-season tire and our Goodyear Eagle Ultra Grip GW3 the top-rated performance winter tire for 2006.

Building Brand Strength.  The Goodyear brand is recognized globally, and our extensive stable of brand names appeals to a broad spectrum of consumers. Through focused analysis of sales data, we will continue to differentiate our brands by product type. We are refocusing our sales effort to develop strategies with the major tire dealers and wholesale distributors in order to improve the services we provide to them. Additionally, we are leveraging marketing spending on core brands to build and maintain brand strength.

Leverage Distribution.  We have an excellent position with some of the largest mass merchandisers in the North American market, which we believe will allow us to grow as they expand globally. Additionally, a critical part of distribution is strong dealer channels in the U.S. and Europe. The majority of our products are distributed through independent dealers.

Advantaged Supply Chain.  Our customers are critical to our success, and through an advantaged supply chain we are improving our service levels to exceed their business requirements and improve their businesses. Our supply chain organization was designed, staffed and funded to create a competitive advantage in our industry for our customers and for us. We have made significant progress in the implementation of our customer ordering process by making modifications that are designed to get the right tire to the right place at the right time while keeping costs and inventories low.

Industry Overview

We are one of three principal tire manufacturers worldwide. On a combined basis, the top three manufacturers — Goodyear, Michelin and Bridgestone/Firestone — account for more than one-half of worldwide tire sales. We compete with Michelin and Bridgestone/Firestone in both the replacement and OE automotive markets. The global replacement market is substantially larger than the global OE market, with approximately three out of four tires sold worldwide being replacement tires. The OE market is cyclical and less profitable than the replacement market but is an important market for product development and future replacement sales. An important feature of the replacement-tire market is that it is more profitable than the OE market. Replacement demand is primarily related to two factors: (i) the population of vehicles in use; and (ii) growth in miles driven per vehicle. In addition, there are several other factors that have the potential to reduce or accelerate growth in replacement demand for tires, including tire durability, unemployment/consumer confidence, fuel prices and vehicle mix. In the United States, the total market for consumer tires was approximately 288 million tires in 2006.

Estimated 2006 Market Share by Brand Name in the United States (%)

	OE Market(1)	Replacement Market(2)
	Passenger Vehicles	Passenger	Light	Heavy/Medium
Brand Name	and Light Trucks	Vehicles	Trucks	Trucks

Goodyear	34	15	13	21
BF Goodrich	5	5	10	3
Bridgestone	16	7	8	19
Cooper	N/A	5	6	2
Firestone	2	8	6	7
General	6	3	4	5
Michelin	13	8	7	19

Source: Modern Tire Dealer. Market share based upon volume.

(1)	Excludes heavy/medium trucks. Includes Canadian market.

(2)	U.S. replacement market only.

Tire technology has made significant progress in recent years and continues to influence product offerings. A typical tire has become lighter and longer-lasting with less rolling resistance. As a result, it is capable of higher speeds and delivers much shorter braking distances on wet as well as dry surfaces. Advances in run-flat tires have been the latest innovation. Additionally, a new focus is on systems integration as both vehicle manufacturers and component suppliers team up with tire makers to leverage their expertise and assess the joint development of new suspension, braking and steering systems.

Since 2003, tire prices have been steadily increasing in most parts of the world. The average price of a replacement passenger tire in the United States increased 6.6% in 2006 and has continued to increase in 2007. A more profitable sales mix has improved tire manufacturers’ performance as consumers are purchasing more high-margin, high-performance tires.

Recent Developments

VEBA.  On December 28, 2006, members of the United Steelworkers, or USW, ratified the terms of a new master labor agreement ending a strike by the USW that began on October 5, 2006. The new agreement covers approximately 12,200 workers at 12 of our tire and Engineered Products plants in the United States. In connection with the master labor agreement, we entered into a memorandum of understanding with the USW regarding the establishment of an independent Voluntary Employees’ Beneficiary Association, or VEBA, intended to provide healthcare benefits for current and future USW retirees. The establishment of the VEBA is conditioned upon U.S. District Court approval of a settlement of a declaratory judgment action to be filed by the USW pursuant to the memorandum of understanding. We have committed to contribute to the VEBA $1 billion, which will consist of at least $700 million in cash and an additional $300 million in cash or shares of our common stock at our option. We currently plan to fund the VEBA entirely with cash. We plan to make our contributions to the VEBA following the District Court’s approval of the settlement. If the VEBA is not approved by the District Court (or if the approval of the District Court is subsequently reversed), the master labor agreement may be terminated by either us or the USW, and negotiations may be reopened on the entirety of the master labor agreement. In addition, if we decide to make a contribution in shares of our common stock and do not receive the necessary regulatory approvals for the contribution of our common stock to the VEBA, we have the right to terminate the master labor agreement and reopen negotiations.

Sale of Engineered Products Business.  In the first quarter of 2007, we entered into an agreement to sell substantially all of the business activities and operations of our Engineered Products business to EPD Inc., a company controlled by Carlyle Partners IV, L.P., an affiliate of The Carlyle Group. The purchase price is approximately $1.5 billion in cash, subject to certain closing adjustments. The closing of the transaction is subject to the receipt of antitrust and other governmental approvals and other customary conditions. In addition, the closing of the transaction is subject to EPD Inc.’s completion of a labor agreement with the USW. The summary financial data and other financial information contained in this prospectus supplement present the results of our Engineered Products business, which was previously a reportable operating segment, as discontinued operations for all periods presented.

Refinancing of Principal Credit Facilities.  On April 20, 2007, we closed on an amendment and restatement of three of our principal credit facilities. Significant changes to the agreements include:

•	With respect to our $1.5 billion asset-based revolving credit facility, an extension of its maturity until 2013, a reduction of the applicable interest rate by between 50 and 75 basis points (depending on availability of undrawn amounts) and a more flexible covenant package.

•	With respect to our $1.2 billion second lien term loan, an extension of its maturity until 2014, a reduction of the applicable interest rate by 100 basis points (to be further reduced by 25 basis points if Goodyear’s credit ratings are BB− and Ba3 or higher) and a more flexible covenant package.

•	With respect to our €505 million European credit facility, the conversion of the €155 million term loan portion of the existing facility to a revolving facility, an extension of its maturity until 2012, a reduction of the applicable interest rate by 75 basis points (as compared to the existing European revolving facility) and 37.5 basis points (as compared to the existing European term loan) and a more flexible covenant package.

The Offering

Common stock offered	22,549,609 shares

Common stock to be outstanding after this offering	205,997,565 shares (209,380,006 shares if the underwriters exercise their over-allotment option in full)

Over-allotment option	We have granted the underwriters a 30-day option to purchase a maximum of 3,382,441 additional shares of common stock to cover over-allotments, if any.

Use of proceeds	We intend to use a portion of the net proceeds from this offering to redeem $140 million in principal amount of our outstanding 9.00% Senior Notes due 2015 and $175 million in principal amount of our outstanding 8.625% Senior Notes due 2011 at prices equal to 109.00% and 108.625%, respectively, plus accrued and unpaid interest. We expect to use the remainder of the net proceeds from this offering for general corporate purposes, which may include, among other things, investment in growth initiatives within our core tire businesses and the repayment of additional debt. See “Use of Proceeds.”

Certain U.S. federal income tax considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our common stock in light of your particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material United States Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Risk factors	See “Risk Factors” beginning on page S-12 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	GT

The number of shares of our common stock to be outstanding immediately after the offering is based on 183,447,956 shares outstanding as of May 7, 2007 and excludes 19,977,493 shares issuable upon exercise of outstanding options, 29,066,279 shares issuable upon conversion of our 4.00% Convertible Senior Notes due 2034 and 2,219,637 shares issuable upon satisfaction of the performance measures with respect to outstanding performance shares. The Convertible Senior Notes are convertible through June 30, 2007, due to satisfaction of an applicable stock price condition and may remain convertible in future fiscal quarters.

Summary Financial Data

The following table sets forth summary consolidated historical financial data for Goodyear. The summary historical financial data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which appear in our Current Report on Form 8-K, dated May 3, 2007, which is incorporated by reference herein and in the accompanying prospectus. The summary historical financial data for the three months ended March 31, 2006 and March 31, 2007 were summarized from our unaudited consolidated financial statements and related notes, which appear in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is incorporated by reference herein and in the accompanying prospectus. The summary historical financial data for the twelve months ended March 31, 2007 were derived by adding our audited historical consolidated financial data for the year ended December 31, 2006 to our unaudited historical consolidated financial data for the three months ended March 31, 2007, and subtracting our unaudited historical financial data for the three months ended March 31, 2006. In our opinion, all adjustments necessary for a fair presentation of our financial position and results of operations have been included in our unaudited consolidated financial statements. The summary financial data and other financial information contained in this prospectus supplement present the results of our Engineered Products business, which was previously a reportable operating segment, as discontinued operations for all periods presented. The historical financial information presented may not be indicative of our future performance.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes in our Current Report on Form 8-K, dated May 3, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

						Twelve Months
				Three Months Ended		Ended
	Year Ended December 31,			March 31,		March 31,
	2004	2005	2006	2006	2007	2007
				(Unaudited)		(Unaudited)
	(Dollars in millions)

Statement of Income Data:
Net sales	$16,885	$18,098	$18,751	$4,462	$4,499	$18,788
Cost of goods sold	13,620	14,535	15,736	3,608	3,741	15,869
Selling, administrative and general expense	2,616	2,634	2,546	615	663	2,594
Rationalizations(1)	33	7	311	38	15	288
Interest expense	368	408	447	102	125	470
Other (income) and expense(2)	14	62	(87)	(27)	(20)	(80)
Minority interest in net income (loss) of subsidiaries(3)	58	95	111	12	22	121

(Loss) income from continuing operations before income taxes	176	357	(313)	114	(47)	(474)
U.S. and foreign taxes	162	233	60	68	63	55

(Loss) income from continuing operations	14	124	(373)	46	(110)	(529)
Discontinued operations	101	115	43	28	(64)	(49)

(Loss) income before cumulative effect of accounting change	115	239	(330)	74	(174)	(578)
Cumulative effect of accounting change, net of income taxes and minority interest	—	(11)	—	—	—	—

Net (loss) income	$115	$228	$(330)	$74	$(174)	$(578)

						Twelve Months
				Three Months Ended		Ended
	Year Ended December 31,			March 31,		March 31,
	2004	2005	2006	2006	2007	2007
				(Unaudited)		(Unaudited)
	(Dollars in millions)

Balance Sheet Data:
Cash and cash equivalents	$1,935	$2,138	$3,862	$1,568	$2,083	$2,083
Receivables	3,221	2,976	2,800	3,245	3,244	3,244
Inventories	2,578	2,643	2,601	2,909	2,742	2,742
Properties and plants	5,198	4,921	5,067	4,951	5,051	5,051
Total assets	16,082	15,598	17,029	15,692	15,861	15,861
Total debt and capital leases	5,657	5,396	7,210	5,247	5,826	5,826
Total shareholders’ equity (deficit)	74	73	(758)	193	(90)	(90)
Other Data:
Covenant EBITDA(4)	$1,506	$1,757	$1,702	$471	$277	$1,508
Capital expenditures	$499	$601	$637	$111	$97	$623
Total tire volume (units in millions)	223	226	215	54	49	210

(1)	To maintain global competitiveness, significant rationalization actions have been implemented over the past several years in order to reduce excess manufacturing capacity, eliminate redundancies and reduce costs. The actions are described more fully in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Rationalization Activity” in our Current Report on Form 8-K dated May 3, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(2)	Other (income) and expense includes amounts relating primarily to asset sales, interest income, financing fees, charges for general and product liability-discontinued products, foreign currency exchange, equity in (earnings) losses of affiliates, insurance settlements, and a favorable Latin American legal settlement. These items are described more fully in the “Notes to Financial Statements” in our Current Report on Form 8-K dated May 3, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(3)	Includes minority equity owners’ share of consolidated subsidiary earnings primarily from joint ventures in Europe and North America, as well as minority holders in entities in Turkey, Slovenia (Sava Tire), Poland (Debica), China, Thailand, Philippines and other countries.

(4)	Covenant EBITDA is a non-GAAP measure that is not presented as a measure of operating results, but rather as a measure, under our amended and restated credit facilities, of our ability to incur debt and make certain restricted payments that are not otherwise expressly permitted by those agreements. It should not be construed as an alternative to either (i) income from continuing operations or (ii) cash flows from operating activities.

Under our amended and restated credit facilities, we may only incur additional debt or make restricted payments that are not otherwise expressly permitted if, after giving effect to the debt incurrence or restricted payment, our ratio of Covenant EBITDA to Consolidated Interest Expense (as defined in our amended and restated credit facilities) would exceed 2.0 to 1.0. Certain of our senior note indentures have substantially similar limitations on incurring debt and making restricted payments. In addition, if the amount of availability under our first lien revolving credit agreement plus our Available Cash (as defined in that facility) is less than $150 million, we may not permit our ratio of Covenant EBITDA to Consolidated Interest Expense to be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. As a limitation on our ability to incur debt in accordance with our amended and restated credit facilities could affect our liquidity, we believe that the presentation of Covenant EBITDA provides investors with important information. It should be noted that companies calculate EBITDA differently and therefore Covenant

EBITDA as presented by us may not be comparable to EBITDA or similarly-titled measures reported by other companies.

The following table reconciles income (loss) from continuing operations to EBITDA and Covenant EBITDA for the periods presented.

						Twelve
				Three Months Ended		Months Ended
	Year Ended December 31,			March 31,		March 31,
	2004	2005	2006	2006	2007	2007
				(Unaudited)		(Unaudited)
	(Dollars and units in millions)

Income (loss) from continuing operations	$14	$124	$(373)	$46	$(110)	$(529)
Consolidated interest expense	368	408	447	102	125	470
U.S. and foreign taxes	162	233	60	68	63	55
Depreciation and amortization expense	593	593	637	149	154	642

EBITDA from continuing operations	1,137	1,358	771	365	232	638
Credit facilities adjustments:
Adjustment for discontinued operations(a)	210	176	188	50	(34)	104
Adjustments to income (loss) from continuing operations(b)	14	52	308	—	35	343
Minority interest in net income of subsidiaries	58	95	111	12	22	121
Rationalization charges	33	7	311	38	15	288
Other non-cash items	41	52	(2)	1	2	(1)
Capitalized interest and other interest-related expense	13	17	15	5	5	15

Covenant EBITDA	$1,506	$1,757	$1,702	$471	$277	$1,508

(a)	Represents income (loss) associated with our Engineered Products business, plus interest expense, U.S. and foreign taxes, depreciation and amortization expense, other non-cash items, rationalization charges, estimated strike-related losses, capitalized interest and other interest-related expenses allocable to that business.

(b)	Includes estimated strike-related losses for continuing operations of approximately $315 million in the fourth quarter of 2006 and $34 million in the first quarter of 2007.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Information — Safe Harbor Statement.”

Risks Related to This Offering

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include:

•	announcements relating to significant corporate transactions;

•	fluctuations in our quarterly financial results;

•	operating and stock price performance of companies that investors deem comparable to us; and

•	changes in government regulation or proposals relating to us.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. The market price of our common stock could also be affected by additional sales of our common stock. See “— Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new equity offerings.”

Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new equity offerings.

Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of our equity securities.

In connection with this offering, we and certain of our executive officers have agreed, subject to agreed upon exceptions, not to sell, offer or contract to sell any shares of common stock without the prior written consent of the representatives of the underwriters for a period of 90 days after the date of this prospectus supplement. None of our other executive officers or other shareholders have entered into any such lock-up agreement.

You may not receive dividends on shares of common stock.

We do not currently intend to pay any dividends on our common stock, but rather intend to retain earnings, if any, for future operations, expansion of our business and debt repayment. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, compliance with debt instruments, legal requirements and other factors as our board of directors deems relevant. We have not paid dividends to holders of our common stock since the fourth quarter of 2002. The terms of our principal credit agreements and other indebtedness also limit our ability to declare and pay cash dividends on our common stock under certain circumstances.

We may issue preferred stock with terms that could adversely affect the voting power or value of our common stock.

Our Articles of Incorporation and Code of Regulations authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock with respect to dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or upon the occurrence of specified events or the right to vote specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Provisions of Ohio law and our Articles of Incorporation and Code of Regulations could delay or prevent a change in control of us, even if that change would be beneficial to our shareholders.

We are incorporated under the laws of the State of Ohio. Ohio law imposes some restrictions on mergers and other business combinations between us and holders of 10% or more of our outstanding common stock. In addition, provisions in our Articles of Incorporation and Code of Regulations may have the effect, either alone or in connection with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of the Company that is not approved by our board of directors, even if such combination would be beneficial to our shareholders. These restrictions on attempts to obtain control of the Company may negatively affect the value of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $723 million ($832 million if the underwriters exercise their over-allotment option in full), assuming a public offering price of $33.26 per share, which was the last reported sale price of our common stock on May 8, 2007.

We intend to use a portion of the net proceeds from this offering to redeem $140 million in principal amount of our outstanding 9.00% Senior Notes due 2015 (the “2015 Notes”) and $175 million in principal amount of our outstanding 8.625% Senior Notes due 2011 (the “2011 Notes”) at prices equal to 109% and 108.625%, respectively, plus accrued and unpaid interest. The redemption of the 2015 Notes and the 2011 Notes will be made under “equity clawback” provisions that permit a redemption of up to 35% of the aggregate principal amount of each series of notes with the proceeds of a public equity offering.

We expect to use the remainder of the net proceeds from this offering for general corporate purposes, which may include, among other things, investments in growth initiatives within the Company’s core tire businesses and the repayment of other debt.

We issued the 2011 Notes on November 21, 2006 and used the net proceeds from that notes offering (a) to repay our 6 5/8% Notes in the amount of $215 million when they became due in December 2006, (b) to repay our 8 1/2% Notes in the amount of $300 million when they became due in March 2007 and (c) for general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the New York Stock Exchange under the symbol “GT.” On May 8, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $33.26 per share. To our knowledge, 183,447,956 shares of our common stock were held by approximately 23,596 registered holders as of May 7, 2007. The following table sets forth, for the periods indicated, the high and low price of our common stock as reported on the New York Stock Exchange consolidated transaction reporting system.

Year	High	Low

2005:
First quarter	$16.08	$13.11
Second quarter	15.46	11.24
Third quarter	18.59	15.00
Fourth quarter	18.18	13.00
2006:
First quarter	19.31	12.78
Second quarter	15.42	10.35
Third quarter	15.07	9.75
Fourth quarter	21.35	13.61
2007:
First quarter	31.76	22.67
Second quarter (through May 8, 2007)	34.41	31.55

DIVIDEND HISTORY

We have not paid a dividend on our common stock since the fourth quarter of 2002. We do not currently intend to pay any dividends on our common stock, but rather intend to retain earnings, if any, for future operations, expansion of our business and debt repayment. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, compliance with debt instruments, legal requirements and other factors as our board of directors deems relevant. The terms of our principal credit agreements and other indebtedness also limit our ability to declare and pay cash dividends on our common stock under certain circumstances.

CAPITALIZATION

The following table shows our cash and cash equivalents and our consolidated historical capitalization (i) as of March 31, 2007 and (ii) as adjusted to give effect to:

•	the issuance and sale of 22,549,609 shares of common stock in this offering;

•	the use of a portion of the net proceeds from this offering to redeem $140 million in principal amount of our 2015 Notes and $175 million in principal amount of our 2011 Notes at prices equal to 109% and 108.625%, respectively; and

•	the refinancing of three of our principal credit facilities on April 20, 2007.

This table should be read in conjunction with the consolidated financial statements of the Company, which are incorporated by reference in the prospectus accompanying this prospectus supplement. The following table assumes no exercise of the underwriters’ over-allotment option.

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited)
	(Dollars in millions)

Cash and cash equivalents(1)	$2,083	$2,463

Total debt:
European Secured Revolving Credit Facility(2)	$—	$204
German Secured Revolving Credit Facility(2)	—	—
German Secured Term Loan Facility(2)	204	—
U.S. First Lien Revolving Credit Facility(3)(4)	—	—
U.S. First Lien Deposit-Funded Credit Facility(3)	—	—
U.S. Second Lien Term Loan Facility(5)	1,200	1,200
U.S. Third Lien Term Loan Facility	300	300
Pan-European Accounts Receivable Securitization	348	348
11% Secured Notes due 2011	449	449
Secured Floating Rate Notes due 2011	200	200
6 3/8% Notes due 2008	100	100
Senior Floating Rate Notes due 2009	496	496
7 6/7% Notes due 2011	650	650
8.625% Senior Notes due 2011	500	325
9% Senior Notes due 2015	400	260
7% Notes due 2028	149	149
4% Convertible Notes due 2034	350	350
Other U.S. and international debt	423	423
Capital leases	57	57
Total debt	$5,826	$5,511

Minority equity(6)	912	912
Total shareholders’ equity/(deficit)(7)	(90)	600

Total capitalization	$6,648	$7,023

(1)	Excludes restricted cash of $191 million.

(2)	In April 2007, we refinanced our €505 million European senior secured credit facilities in order to extend their maturities to 2012, reduce the applicable interest rates and provide for a more flexible covenant package. We increased our €195 million European revolving credit facility to €350 million and terminated our German term loan facility. The $204 million in aggregate amount of terms loans that were outstanding under the German term loan facility were transferred to the European revolving credit facility at the closing of the refinancing. Amounts shown with respect to our European revolving credit facility exclude $4 million in outstanding letters of credit as of March 31, 2007.

(3)	In April 2007, we also refinanced our $1.5 billion U.S. first lien credit facilities. In connection with the refinancing, we eliminated the $500 million U.S. first lien deposit funded facility and increased the $1.0 billion revolving credit facility to a $1.5 billion revolving credit facility. We also extended the maturity of the revolving credit facility to 2013, reduced the applicable interest rate and provided for a more flexible covenant package.

(4)	Excludes $505 million in outstanding letters of credit as of March 31, 2007.

(5)	In April 2007, we refinanced our $1.2 billion U.S. second lien term loan facility to extend its maturity to 2014, reduce the applicable interest rate and provide for a more flexible covenant package.

(6)	Represents minority owners’ share of consolidated subsidiary equity primarily from joint ventures in Europe and North America, as well as minority holdings in entities in Turkey, Slovenia (Sava Tire), Poland (Debica), China, Thailand, Philippines and certain other countries.

(7)	Total shareholders’ equity includes (i) common stock, without par value, 450,000,000 shares authorized, 182,054,596 shares outstanding at March 31, 2007 and (ii) preferred stock, without par value, 50,000,000 shares authorized, no shares outstanding at March 31, 2007.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE
TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general summary of the material United States federal income and estate tax consequences that may be relevant to the purchase, ownership and disposition of our common stock as of the date of this prospectus supplement. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code, or the Code, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). A change in law could alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is eligible for benefits under the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through certain intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-

related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption. Certain stockholders, including all corporations, are exempt from the backup withholding rules.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co., have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Calyon Securities (USA) Inc.
J.P. Morgan Securities Inc.
KBC Financial Products USA Inc.
Morgan Stanley & Co. Incorporated
Natexis Bleichroeder Inc.

Total	22,549,609

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 3,382,441 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 22,549,609 shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are  % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise
		Over-Allotment	of Over-Allotment
	Fee per share	Option	Option

Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,400,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We have agreed not to, directly or indirectly, offer, sell, make short sales or other dispositions of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock (or enter into any agreement for such) for a period of 90 days after the date of this prospectus supplement, other than with the prior written consent of the representatives. Notwithstanding the foregoing, we may (a) file registration statements on Form S-8 and may issue shares of common stock and options to purchase shares of common stock (including, but not limited to, “reload” options) pursuant to any stock option, stock bonus, employment agreement, employee benefit plan or other stock plan or arrangement in effect as of the date of this prospectus supplement and (b) issue shares of common stock upon the conversion or exchange of convertible securities outstanding as of the date of this prospectus supplement.

Certain of our officers have agreed not to, directly or indirectly, (1) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of the common stock (including, without limitation, shares of common stock which may be deemed to be beneficially owned by the officers subject to lock-up restrictions in accordance with the rules and regulations of the Securities and Exchange Commission, shares of common stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for common stock) or (2) enter into any hedging transaction relating to our common stock during the 90-day period following the date of this prospectus supplement without the prior written consent of the representatives. Notwithstanding the foregoing, such officers may (a) transfer shares of the common stock acquired pursuant to the Company’s employee stock purchase plans in existence on the date of this prospectus supplement, including, without limitation, any such plan under 401(k) of the Internal Revenue Code, (b) transfer shares of the common stock to the Company for the purpose of exercising employee stock options pursuant to the share swap exercise provisions set for therein, provided that the shares acquired upon the exercise of such options shall be subject to the foregoing restrictions, and (c) transfer shares of common stock or other Company securities if the transfer is by gift, will or intestacy, provided that the transferee agrees to be bound by the foregoing restrictions.

If (1) during the last 17 days of the initial lock-up periods described above, (A) we release earnings results or (B) material news or a material event relating to us occurs, or (2) prior to the expiration of the initial lock-up periods described above, we announce that we will release earnings results during the 16-day period following the last day of such initial lock-up periods, then in each case the lock-up periods will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event relating to us, unless the representatives waive such extensions.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Some of the underwriters and their respective affiliates have in the past provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received, and would receive, customary compensation.

LEGAL MATTERS

The validity of our common stock offered in this offering and certain other legal matters will be passed upon for us by Bertram Bell, an Associate General Counsel and Assistant Secretary of the Company. As of May 7, 2007, Mr. Bell owned 148 shares of our common stock and held options to acquire 87,935 more. Mr. Bell also held approximately 400 shares of our common stock in our employee savings plan and 2,000 performance shares. Certain legal matters with respect to this offering will be passed upon for us by Covington & Burling LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to our Current Report on Form 8-K dated May 3, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

The Goodyear Tire & Rubber Company

Common Stock

We may offer and sell from time to time, in one or more offerings, shares of our common stock at prices and on terms determined at the time of any such offering. We may offer and sell our common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. Each time any shares of our common stock are offered pursuant to this prospectus, they will be accompanied by a prospectus supplement that will contain more specific information about the offering, including the names of any underwriters, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the accompanying prospectus supplement and any other offering material we provide before you decide whether to invest in our common stock.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “GT.”

Investing in our securities involves risks.  See “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

This prospectus is dated May 9, 2007

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or any other offering material filed or provided by us. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement or any other offering material is accurate as of any date other than the date on the front of such document. Any information incorporated by reference in this prospectus, any accompanying prospectus supplement or any other offering material is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process, which allows us to offer and sell, from time to time, our common stock in one or more offerings.

This prospectus provides you with a general description of our common stock. Each time we offer to sell shares of our common stock pursuant to this prospectus, we will provide a prospectus supplement that will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. In addition, as we describe in the section entitled “Where You Can Find More Information,” we have filed and plan to continue to file other documents with the SEC that contain information about us and the business conducted by us. Before you decide whether to invest in our common stock, you should read this prospectus, the accompanying prospectus supplement and the information that we file with the SEC.

In this prospectus, “Goodyear,” “we,” “our,” and “us” refer to The Goodyear Tire & Rubber Company and its consolidated subsidiaries, except as otherwise indicated or as the context otherwise requires. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” documents that we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the following documents which have been filed with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed):

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007;

•	Current Reports on Form 8-K filed with the SEC on January 5, 2007, February 28, 2007, March 5, 2007, March 14, 2007, March 23, 2007, April 10, 2007, April 13, 2007, April 23, 2007, April 27, 2007, May 3, 2007 and May 9, 2007; and

•	Definitive Proxy Statement on Schedule 14A filed on March 9, 2007.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, from the date of this prospectus until the termination of the offering of all securities under this prospectus shall be deemed to be incorporated in this prospectus by reference. The information contained on our website (http://www.goodyear.com) is not incorporated into this prospectus.

You may request a copy of any documents incorporated by reference herein at no cost by writing or telephoning us at:

The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
Attention: Investor Relations
Telephone number: 330-796-3751

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Exchange Act and, accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available at the SEC’s website (http://www.sec.gov) or through our website (http://www.goodyear.com). We have not incorporated by reference into this prospectus the information included on or linked from our website, and you should not consider it part of this prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates from the Public Reference Room of the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

FORWARD-LOOKING INFORMATION — SAFE HARBOR STATEMENT

Certain information set forth herein and incorporated by reference herein may constitute forward-looking statements regarding events and trends that may affect our future operating results and financial position. The words “estimate,” “expect,” “intend” and “project,” as well as other words or expressions of similar meaning, are intended to identify forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. Such statements are based on current expectations and assumptions, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors, including:

•	if we do not achieve projected savings from various cost reduction initiatives or successfully implement other strategic initiatives our operating results and financial condition may be materially adversely affected;

•	a significant aspect of our master labor agreement with the United Steelworkers is subject to court and regulatory approvals, which, if not received, could result in the termination and renegotiation of the agreement;

•	we face significant global competition, increasingly from lower cost manufacturers, and our market share could decline;

•	our pension plans are significantly underfunded and further increases in the underfunded status of the plans could significantly increase the amount of our required contributions and pension expenses;

•	higher raw material and energy costs may materially adversely affect our operating results and financial condition;

•	continued pricing pressures from vehicle manufacturers may materially adversely affect our business;

•	pending litigation relating to our 2003 restatement could have a material adverse effect on our financial condition;

•	our long term ability to meet current obligations and to repay maturing indebtedness, is dependent on our ability to access capital markets in the future and to improve our operating results;

•	we have a substantial amount of debt, which could restrict our growth, place us at a competitive disadvantage or otherwise materially adversely affect our financial health;

•	any failure to be in compliance with any material provision or covenant of our secured credit facilities and the indenture governing our senior secured notes could have a material adverse effect on our liquidity and our results of operations;

•	our capital expenditures may not be adequate to maintain our competitive position;

•	our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly;

•	we may incur significant costs in connection with product liability and other tort claims;

•	our reserves for product liability and other tort claims and our recorded insurance assets are subject to various uncertainties, the outcome of which may result in our actual costs being significantly higher than the amounts recorded;

•	we may be required to deposit cash collateral to support an appeal bond if we are subject to a significant adverse judgment, which may have a material adverse effect on our liquidity;

•	we are subject to extensive government regulations that may materially adversely affect our operating results;

•	our international operations have certain risks that may materially adversely affect our operating results;

•	we have foreign currency translation and transaction risks that may materially adversely affect our operating results;

•	the terms and conditions of our global alliance with Sumitomo Rubber Industries, Ltd. (“SRI”) provide for certain exit rights available to SRI in 2009 or thereafter, upon the occurrence of certain events, which could require us to make a substantial payment to acquire SRI’s interest in certain of our joint venture alliances (which include much of our operations in Europe);

•	if we are unable to attract and retain key personnel, our business could be materially adversely affected;

•	work stoppages, financial difficulties or supply disruptions at our suppliers or our major OE customers could harm our business; and

•	we may be impacted by economic and supply disruptions associated with global events including war, acts of terror, civil obstructions and natural disasters.

It is not possible to foresee or identify all such factors. We will not revise or update any forward-looking statement or disclose any facts, events or circumstances that occur after the date hereof that may affect the accuracy of any forward-looking statement.

THE COMPANY

We are one of the world’s leading manufacturers of tires, engaging in operations in most regions of the world. Together with our U.S. and international subsidiaries and joint ventures, we develop, manufacture, market and distribute tires for most applications. We are also one of the world’s largest operators of commercial truck service and tire retreading centers. In addition, we operate tire and auto service center outlets where we offer our products for retail sale and provide automotive repair and other services. We manufacture our tire and chemical products in 65 facilities in 27 countries, including the United States, and we have marketing operations in almost every country around the world. Our 2006 net sales were approximately $18.8 billion.

We are an Ohio corporation, organized in 1898. Our principal executive offices are located at 1144 East Market Street, Akron, Ohio 44316-0001. Our telephone number is (330) 796-2121.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the specific risks discussed or incorporated by reference in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or contained in or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in the applicable prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in our Quarterly Report on Form 10-Q for the period ended March 31, 2007, which are incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from any sale of common stock offered by this prospectus for general corporate purposes. General corporate purposes may include:

•	repayment or refinancing of a portion of our existing short-term and long-term debt;

•	redemption or repurchases of certain outstanding securities;

•	capital expenditures;

•	additional working capital;

•	loans or advances to affiliates; and

•	other general corporate purposes.

Our management will retain broad discretion in the allocation of the net proceeds from the sale of our common stock.

DESCRIPTION OF OUR COMMON STOCK

This section contains a description of the material terms of our common stock. The following description is based on our articles of incorporation, as amended (“Articles of Incorporation”), our code of regulations, as amended (“Code of Regulations”), and applicable provisions of Ohio law. This summary is not complete. Our Articles of Incorporation and Code of Regulations are filed as exhibits to the registration statement of which this prospectus forms a part. You should read our Articles of Incorporation and Code of Regulations for the provisions that are important to you.

Authorized Shares

Our authorized capital stock consists of:

•	450,000,000 shares of common stock, without par value; and

•	50,000,000 shares of preferred stock, issuable in series.

On May 7, 2007, there were 183,447,956 shares of common stock outstanding and an additional 12,234,200 issued shares of common stock which we hold as treasury shares. No shares of preferred stock were issued or outstanding on May 7, 2007. The outstanding shares of our common stock are listed on the New York Stock Exchange. Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Voting Rights

Each share of our common stock is entitled to one vote per share on each matter (other than the election of directors) voted upon by shareholders, subject to the rights of the holders of shares of preferred stock, if any, that may be outstanding.

Except as may otherwise be required by our Articles of Incorporation, our Code of Regulations or Ohio law in respect of certain matters, the affirmative vote of at least a majority of the shares of common stock outstanding on the record date is required for any proposal to be adopted. Various matters, including the approval of certain transactions and certain amendments to the Articles of Incorporation or Code of Regulations, require the affirmative vote of the holders of two-thirds of the shares of common stock outstanding.

In voting for the election of directors, each share is entitled to one vote for each director to be elected. In the election of directors, the candidates for directorships to be filled receiving the most votes will be elected. Any holder of shares of common stock may request that voting for the election of directors be cumulative. In voting cumulatively, a shareholder may give any one candidate for director a number of votes equal to the number of directors to be elected multiplied by the number of shares he or she is entitled to vote, or may distribute his or her votes on the same principle among two or more candidates as desired.

If any shares of a series of preferred stock are outstanding and if six quarterly dividends thereon have not been paid as provided by the terms of that outstanding series of preferred stock, then the holders of the preferred stock have the right to elect, as a class, two members of our board of directors, which rights continue until the dividend payment default is cured. In addition, the separate affirmative vote or consent of the holders of any outstanding preferred stock may be required to authorize certain corporate actions, including mergers and certain amendments to our Articles of Incorporation.

Dividend Rights

The holders of shares of our common stock are entitled to receive dividends and other distributions if, as and when declared by our board of directors out of funds legally available for that purpose. These rights are subject to any preferential rights and any sinking fund, redemption or repurchase rights of any outstanding shares of preferred stock. We are not permitted to pay dividends to holders of our common stock if we have not paid or provided for the dividends, if any, fixed with respect to any outstanding shares of preferred stock.

The terms of our principal credit agreements and other indebtedness limit our ability to pay cash dividends on our common stock.

Liability for Calls and Assessments

The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Preemptive Rights

Holders of shares of our common stock do not have preemptive rights or conversion rights as to additional issuances of shares of our common stock or of securities convertible into, or entitling the holder to purchase, shares of our common stock.

Liquidation Rights

If the Company were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of our outstanding shares of common stock would be entitled to share in the distribution of all assets remaining after payment of all of our liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of any outstanding shares of preferred stock.

Other Information

Holders of shares of our common stock have no conversion, redemption or call rights related to their shares. We may, pursuant to action authorized by our board of directors, offer to repurchase or otherwise reacquire shares of our common stock, but we may not redeem issued and outstanding shares.

Policy Regarding Shareholder Rights Plans

We do not have a shareholder rights plan. The board of directors has agreed to the following policy, which is set forth in our corporate governance guidelines, with respect to the future adoption of a rights plan:

•	if we ever were to adopt a rights plan, the board of directors would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval; and

•	if a rights plan is adopted without prior shareholder approval, the plan must either be ratified by shareholders or must expire within one year.

Certain Provisions of Ohio Law and the Company’s Articles of Incorporation and Code of Regulations

There are statutory provisions of Ohio law and provisions in our Articles of Incorporation and Code of Regulations that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management of the Company, including transactions in which our shareholders might otherwise receive a premium over the then current market prices for their shares.

Articles and Code of Regulations

Our Articles of Incorporation and Code of Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of the Company that is not approved by the board of directors. These provisions include:

•	the right of our board of directors to issue authorized and unissued shares of common stock without shareholder approval;

•	the right of our board of directors to issue shares of preferred stock in one or more series and to designate the number of shares of those series and certain terms, rights and preferences of those series, including redemption terms and prices and conversion rights, without shareholder approval; and

•	provisions prohibiting the removal of directors except upon the vote of holders of shares entitling them to exercise two-thirds of the voting power of the Company.

Ohio Law Provisions

Various laws may affect the legal or practical ability of shareholders to dispose of shares of the Company. Such laws include the Ohio statutory provisions described below.

Chapter 1704 of the Ohio Revised Code prohibits an interested shareholder (defined as a beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of any issuing public Ohio corporation) or any affiliate or associate of an interested shareholder (as defined in Section 1704.01 of the Ohio Revised Code) from engaging in certain transactions with the corporation during the three-year period after the interested shareholder’s share acquisition date.

The prohibited transactions include mergers, consolidations, majority share acquisitions, certain asset sales, loans, certain sales of shares, dissolution, and certain reclassifications, recapitalizations, or other transactions that would increase the proportion of shares held by the interested shareholder.

After expiration of the three-year period, the corporation may participate in such a transaction with an interested shareholder only if, among other things:

•	the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the disinterested voting shares (shares not held by the interested shareholder); or

•	the transaction meets certain criteria designed to ensure that the remaining shareholders receive fair consideration for their shares.

The prohibitions do not apply if, before the interested shareholder becomes an interested shareholder, the board of directors of the corporation approves either the interested shareholder’s acquisition of shares or the otherwise prohibited transaction. The restrictions also do not apply if a person inadvertently becomes an interested shareholder or was an interested shareholder prior to the adoption of the statute on April 11, 1990, unless, subject to certain exceptions, the interested shareholder increases his, her or its proportionate share interest on or after April 11, 1990.

Pursuant to Ohio Revised Code Section 1707.043, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within eighteen (18) months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves in a court of competent jurisdiction either of the following:

•	that his, her or its sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that such person would acquire control of the corporation; or

•	such person’s purpose was not to increase any profit or decrease any loss in the stock, and the proposal did not have a material effect on the market price or trading volume of the stock.

Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation fails or refuses to bring an action to recover these profits within sixty (60) days of a written request. The party bringing such an action may recover attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

Control Share Acquisition Act

We are also subject to Ohio’s Control Share Acquisition Act (Ohio Revised Code 1701.831). The Control Share Acquisition Act provides that, with certain exceptions, a person may acquire beneficial ownership of shares in certain ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more) of the voting power of the outstanding shares of an Ohio corporation meeting certain criteria, which the Company meets, only if such person has submitted an “acquiring person statement” and the proposed acquisition has been approved by both (i) the vote of a majority of the voting power of the Company and (ii) by a majority of the voting power of the Company excluding “interested shares,” as defined in Section 1701.01 of the Ohio Revised Code.

PLAN OF DISTRIBUTION

We may sell our common stock offered by this prospectus:

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly by us to other purchasers; or

•	through a combination of any such methods of sale.

Any underwriters or agents will be identified and their discounts, commissions and other items constituting underwriters’ compensation will be described in the applicable prospectus supplement.

We (directly or through agents) may sell, and the underwriters may resell, the common stock in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

In connection with the sale of common stock, the underwriters or agents may receive compensation from us or from purchasers of the common stock for whom they may act as agents. The underwriters may sell common stock to or through dealers, who may also receive compensation from purchasers of the common stock for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the common stock may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the common stock by them may be treated as underwriting discounts and commissions under the Securities Act.

We may indemnify the underwriters and agents against certain civil liabilities, including liabilities under the Securities Act, or contribute to payments they may be required to make in respect of such liabilities.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

If so indicated in the prospectus supplement relating to a particular offering of common stock, we will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase the common stock from us under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.

LEGAL MATTERS

The validity of our common stock being offered by this prospectus will be passed upon for us by Bertram Bell, an Associate General Counsel and Assistant Secretary of the Company. Mr. Bell is paid a salary and a bonus by us, is a participant in our Performance Recognition Plan, owns and has options to purchase shares of our common stock and holds performance shares. In connection with particular offerings of common stock, and if stated in the applicable prospectus supplements, certain legal matters with respect to such offerings will be passed upon for us by Covington & Burling LLP, New York, New York. Any underwriter, dealer or agent will be advised about other issues relating to any offering by its own legal counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to our Current Report on Form 8-K dated May 3, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

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